Exhibit 99.5

Further to the appointments of Mr Graham Howe and Mr Kasper Rorsted as Directors of Cable and Wireless plc ("the Company") on 27 May 2003, the Company confirms that there are no further details to be disclosed under paragraph 16.4 of the Listing Rules.